UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Pacific Health Care Organization, Inc.
(Name of Issuer)
Common Stock, Par Value $.001 per share
(Title of Class of Securities)
6943P308
(CUSIP Number)
March 28,2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Bruce & Sarah Everakes
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ](b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
702,356
	6	Shared Voting Power

	7	Sole Dispositive Power
702,356
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
702,356
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.48%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)
Name of Issuer: Pacific Health Care Organization Inc.

(b)
Address of Issuer’s Principal Executive Offices: 19800 MacArthur Blvd 307 Irvine, CA 92612

Item 2.

(a)
Name of Person Filing: Bruce Everakes

The securities reported herein are held directly by the reporting person as well as shares held by family members. The reporting person makes the voting and investment decisions.

(b)
Address of Principal Business Office or, if None, Residence: 3442 River Falls Northbook, IL 60062

(c)
Citizenship:                                 US

(d)
Title and Class of Securities: Common Shares $.001 par value

(e)
CUSIP No.:                                 6943P308

Item 3. N/A

Item 4.
Ownership

(a
Amount Beneficially Owned:   see row 9 of cover page

(b)
Percent of Class: see row 11 of cover page

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote: see row 5 of cover page

(ii)
Shared power to vote or to direct the vote: see row 6 of cover page

(iii)
Sole power to dispose or to direct the disposition of: see row 7 of cover page

(iv)
Shared power to dispose or to direct the disposition of: see row 8 of cover page

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.
Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.
Identification and classification of members of the group. N/A

Item 9.
Notice of Dissolution of Group. N/A

Item 10.
Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Signature Bruce Everakes

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Signature Bruce Everakes

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).